UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-18847

Indiana Community Bancorp

(Exact name of registrant as specified in its charter)

501 Washington Street, Columbus, Indiana 47201 (812) 522-1592

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	Effective as of 12:01 a.m. Eastern Daylight Time on September 15, 2012, Indiana Community Bancorp, an Indiana corporation (the “Registrant”), merged with and into Old National Bancorp, an Indiana corporation (“Old National”), with Old National surviving. Accordingly, as of the date hereof, there are no holders of record of common stock of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Old National Bancorp, as successor by merger to Indiana Community Bancorp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INDIANA COMMUNITY BANCORP

Date: September 28, 2012	By:	/s/ Robert G. Jones
Robert G. Jones, President and Chief Executive Officer of successor corporation by merger, Old National Bancorp